UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED):
February 7, 2006

SUPREME INDUSTRIES, INC.

(Exact name of Registrant as specified in its charter)

Delaware	**1-8183**	**75-1670945**
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

P.O. Box 237
2581 E. Kercher Road
Goshen, Indiana 46528
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: - (574) 642-3070

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2.below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 - Other Events

Item 8.01   Other Events.

On February 7, 2006, Supreme Industries, Inc. issued a press release announcing a cash dividend. The full text of the press release is set forth in Exhibit 99.1 hereto.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished with this Form 8-K.

Exhibit No.	Description
99.1	Press release dated February 7, 2006, declaring regular $.095 cent cash dividend.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPREME INDUSTRIES, INC.

Dated: February 13, 2006   BY: /s/ Jeffery D. Mowery
                                                  Jeffery D. Mowery
                                                  Vice President of Finance and Chief Financial Officer

                                                  (Signing on behalf of the Registrant and as Principal Financial Officer)

Exhibit 99.1

SUPREME INDUSTRIES, INC.

For Immediate Release

Contact: Robert W. Wilson
President and Chief Operating Officer
(574) 642-4888

SUPREME INDUSTRIES, INC. DECLARES REGULAR
$.095 CENT CASH DIVIDEND

GOSHEN, Indiana, February 7, 2006 -- **Supreme Industries, Inc. (AMEX: STS)** (the "Company") announced today a cash dividend on its outstanding Class A and Class B Common Stock. Stockholders of record as of February 20, 2006, will receive $.095 for each share owned on that date, payable on February 27, 2006. This cash dividend is the tenth quarterly cash dividend since the Company commenced the payment of regular cash dividends in October of 2003.

The Company stated that this regular cash dividend is made in recognition of Supreme Industries' favorable long-term outlook.

Future cash dividend payments are necessarily subject to business conditions, the Company's financial position, and requirements for working capital, property, plant, and equipment expenditures and other corporate purposes.

As of February 6, 2006, Supreme Industries had 12,690,790 shares of Common Stock outstanding, consisting of 10,581,657 shares of Class A Common Stock and 2,109,133 shares of Class B Common Stock.

Supreme Industries, Inc. is a nationwide manufacturer of specialized truck bodies that are produced to the specifications of its customers. Supreme also manufactures the StarTrans® line of special-purpose "shuttle-type" buses and armored vehicles. The Company's transportation equipment products are used by a wide variety of industrial and commercial customers.

This report contains forward-looking statements, other than historical facts, which reflect the view of the Company's management with respect to future events. When used in this report, words such as "believe," "expect," "anticipate," "estimate," "intend," and similar expressions, as they relate to the Company or its plans or operations, identify forward-looking statements. Such forward-looking statements are based on assumptions made by and information currently available to the Company's management. Although management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations are reasonable, and it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from such expectations include, without limitation, limitations on the availability of chassis on which the Company's product is dependent, availability of raw materials, raw material cost increases, and severe interest rate increases. Furthermore, the Company can provide no assurance that such raw material cost increases can be passed on to its customers through implementation of price increases for the Company's products. The forward-looking statements contained herein reflect the current views of the Company's management with respect to future events and are subject to those factors and other risks, uncertainties and assumptions relating to the operations, results of operations, cash flows and financial position of the Company. The Company assumes no obligation to update the forward-looking statements or to update the reasons actual results could differ from those contemplated by such forward-looking statements.